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                              March 21, 2024

       Jarrod Yahes
       Chief Financial Officer
       Shutterstock, Inc.
       350 Fifth Avenue, 20th Floor
       New York, NY 10118

                                                        Re: Shutterstock, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 26,
2024
                                                            File No. 001-35669

       Dear Jarrod Yahes:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Non-GAAP Financial Measures, page 56

   1. We note your disclosure of "Adjusted EBITDA margin" and "Adjusted net income per diluted common share."
With respect to the presentation of your non-GAAP measures,
                                                        please present with
equal or greater prominence the most directly comparable financial measure calculated and
presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)
                                                        of Regulation S-K.
   2. We note you include adjustments in your calculation of free cash flow that are not typical of similarly titled
measures. Please revise the description of this measure to reflect this circumstance, e.g.
"adjusted" free cash flow or some similarly modified title. Refer to
                                                        Questions 100.05 and
102.07 of the Division's non-GAAP C&DIs.
 Jarrod Yahes
Shutterstock, Inc.
March 21, 2024
Page 2
Revenue Recognition, page F-13

3. We note on page F-39 the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to customers. While the standard maximum aggregate obligation and liability to any one customer for all claims is generally limited to ten thousand dollars, the Company offers certain customers greater levels of indemnification, including unlimited indemnification. In light of the apparent separately negotiated terms of customer indemnifications, please explain to us your consideration of accounting for customer indemnifications as separate performance obligations in accordance with ASC 606-10-55-31.
Note (3) Acquisitions, page F-19

4. We note as part of the Giphy acquisition the Company will provide Meta with Giphy content for a period of two years. The Company allocated and deferred $30 million to this agreement, which will be recognized as revenue as services are provided. Please explain to us the facts and circumstances of this arrangement including identification of the party who initiated it. With a view towards clarifying disclosure, please explain to us your accounting for the arrangement including how the $30 million was determined, how and where it was recorded in your financial statements, and your accounting for subsequent revenue recognition. Also, specifically disclose if you anticipate receiving any cash payments from Meta in exchange for the Giphy content services.
Note (16) Commitments and Contingencies
Customer Indemnifications, page F-39

5. Please clarify in your disclosure if the recording of no liabilities relating to indemnification for loss contingencies is a result of no indemnification claims or a result of the adequacy of the insurance coverage in place to cover indemnification loss obligations. If applicable, please quantify the total amount of possible indemnification losses pursuant to ASC 450-20-50-4.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 with any questions.



FirstName LastNameJarrod Yahes                                 Sincerely,
Comapany NameShutterstock, Inc.
                                                               Division of
Corporation Finance
March 21, 2024 Page 2                                          Office of
Technology
FirstName LastName